tw telecom inc. 10475 Park Meadows Drive Littleton, CO 80124 T 303 566 1000 F 303 566 1282

Confidential Treatment Requested by

tw telecom inc. Pursuant to Rule 83

August 12, 2009

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Larry Spirgel

Division of Corporation Finance

VIA EDGAR AND FEDERAL EXPRESS

Re:	tw telecom inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
and Documents Incorporated by Reference
Filed February 24, 2009
File No. 001-34243

Dear Mr. Spirgel:

The following information is being provided in response to your letter dated July 15, 2009 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above referenced filing. Listed below are our responses to the Staff’s comments. For your convenience, the Staff’s comments have been retyped below in bold font and our responses thereto have been set forth immediately after each comment. For the comments that request additional disclosure, we have generally provided the disclosures (or similar disclosures) we propose to make in our next Form 10-K, or Form 10-Q where applicable, and Definitive Proxy Statement filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 35

tw telecom inc. response:

Introductory Remarks

Our future annual filing disclosures, which we believe will comply with all disclosure requirements and are responsive to the Staff’s comments, are included as Attachment I and we believe that expanding our disclosure on goodwill impairment beyond that which is reflected in Attachment I to this letter would not be meaningful to an investor in understanding the risk and relative sensitivity to our goodwill impairment testing. We have a low level of risk with respect to goodwill impairment as evidenced by the significant amount of excess of fair value over book value (see response to comment one below), a lack of sensitivity of our estimate to reasonable changes in our assumptions, and a market capitalization that represented 210% of our net assets at December 31, 2008 before consideration of any control premium. SEC Release No. 33-8350 states, “…the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.” We are not aware of any reasonable changes to our assumptions that would result in a possible impairment charge, which we will disclose in future filings as appropriate. As a result, we believe that significant additional disclosure would not be meaningful or useful to investors given the lack of sensitivity of the estimate to changes in our assumptions. Furthermore, we believe that over-emphasizing the relative inputs into our impairment calculation may lead an investor to believe that the risk is more sensitive than it really is.

We have also responded to an oral comment from the Staff in our conference call on August 5, 2009 regarding reporting units and are including our written response here at the Staff’s request. Our reporting unit determination was based on the definition of a business as defined in paragraph 6 of EITF 98-3, which was superseded by SFAS 141(R) and is effective for us January 1, 2009. Our 2009 impairment test will consider the impact to our reporting unit of the change in definition of a business affected by SFAS 141(R).

1. We note your response to comment one from our letter dated May 28, 2009. We note that you have a significant cushion with respect to your market capitalization versus your book value before consideration of any control premium. Please tell us your cushion under the discounted cash flow analysis. In this regard, we note that you test your goodwill for impairment using the discounted cash flow approach rather than market capitalization.

tw telecom inc. response:

Our impairment analysis conducted in the fourth quarter of 2008 resulted in a fair value exceeding book value by $[****],1 or [****]%, on an enterprise value basis, excluding cash and cash equivalents and debt in the determination of both the fair value and the book value.

2. Notwithstanding your cushion with respect to your market capitalization, we believe that you should revise to provide the disclosures as proposed in your response to comment one from our letter dated May 28, 2009 since you perform impairment testing using a discounted cash flow model. Further, you should supplement those disclosures with the following:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

[1]

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

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tw telecom inc. response:

Our response dated June 30, 2009 to comment one did not detail the steps performed because it was intended to show the additional disclosure we will include in future filings. In our Form 10-K for the year ended December 31, 2008, we disclosed under “Critical Accounting Estimates” in Item 7 the steps we performed to review goodwill for recoverability. In order to provide the Staff with a complete example of what we plan to disclose in future filings, we have combined our existing disclosures with the additional disclosures in Attachment I to this response.

•

Disclose how the discount rate was determined, including your consideration of any market risk premiums. Also, tell us why you believe it was appropriate to utilize your own weighted average cost of capital rather than that of a market participant.

tw telecom inc. response:

In future filings, we will disclose that the discount rate used was a weighted average cost of capital, including our consideration of any market risk premiums.

Given the lack of sensitivity to changes in the discount rate on the results of our impairment testing, we believe that using a discount rate commensurate with that of a market participant would not have had a materially different result in our 2008 test. Historically our weighted average cost of capital includes a market risk premium based on the average return of three indexes, the S&P 500, the Nasdaq Composite and the Dow Jones Industrials, which represents the additional return an investor expects to receive to compensate for additional risk associated with investing in equities as opposed to riskless assets. Given the market conditions at the time of our testing, the market risk premium based on our historical calculation would have resulted in a weighted average cost of capital below the 10.5% used in our testing. We used a more conservative discount rate of 10.5% in our discounted cash flow analysis as we believe it would be more comparable to a market participant rate. Because SFAS 157 is effective for measurement of non-financial assets and liabilities after January 1, 2009, we expect to use a cost of capital commensurate with that of a market participant in our 2009 impairment test.

•	With respect to your estimates of future cash flows:

•

Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.

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tw telecom inc. response:

Our cash flow growth rates do take into consideration historical performance as well as the impacts of marketplace and other economic factors, and we believe reflect conservatively the extent and timing of the recovery from the economic recession. As described above in our response to comment one, our impairment testing in the fourth quarter of 2008 resulted in a significant excess of fair value over book value, which had a lack of sensitivity to reasonable changes in our assumptions.

We rarely provide guidance to investors on our expected future results, and never with respect to estimated future growth rates. Because we have one consolidated reporting unit, providing growth rates used in our estimates of future cash flows would have the practical result of providing guidance.

We believe that providing the results of a sensitivity analysis for a hypothetical 20% reduction in fair value, which results in no impairment, represents a significant reduction in cash flows and covers any potential adverse impacts not foreseen in our estimated growth rates. As described above in the Introductory paragraph, we believe that expanding our disclosure on goodwill impairment beyond that which is reflected in Attachment I to this letter would not be meaningful to an investor in understanding the risk and relative sensitivity to our goodwill impairment testing. Our approach also meets the objectives of Critical Accounting Estimates as outlined in SEC Release No. 33-8350. Accordingly, we believe our additional disclosures in this regard, which we will include in future filings, as set forth in Attachment I, meets the requirements.

•	Disclose the percentage decrease in fair value that would result in you recording an impairment charge.

tw telecom inc. response:

SEC Release No. 33-8350 states, “Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.” We believe that the percentage decrease in fair value that would be required to trigger an impairment charge is not reasonably likely to occur. We believe that disclosure of the impact of a hypothetical 20% reduction in fair value and a two percentage point increase in the discount rate adequately addresses the requirements of SEC Release No. 33-8350. Because we have only one consolidated reporting unit, disclosure of the percentage decrease in fair value that would trigger an impairment charge would allow an investor reading the financial statements to determine the amount that we believe our business is worth which we believe would be prejudicial to the Company and likely to put us at a competitive disadvantage. As stated above in the Introductory paragraph, we believe that over-emphasizing the relative inputs into our impairment calculation may lead an investor to believe that the risk is more sensitive than it really is.

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•	Disclose whether or not you are aware of any reasonable changes in your assumptions that could result in a possible impairment charge.

tw telecom inc. response:

In future filings, we will disclose whether or not we are aware of any reasonable changes in our assumptions that would result in a possible impairment charge.

Note 1. Segment Reporting, page 69

3. We note your response to comment eight from our letter dated May 28, 2009. You state in your response to comment two that you have managers that consist of “Division Presidents and Regional Vice Presidents who review internal financial reporting of the operating regions monthly.” Please tell us why the Division President and Regional Vice Presidents are not considered part of the chief operating decision maker (CODM) group under paragraph 12 of SFAS 131 or if they are segment managers under paragraph 14 of SFAS 131. In order that we may better understand the basis for your reporting, please provide us copies of all the information provided to your CODM group. Also, please confirm to us in writing that you have provided us with all of the reports provided to the Chief Executive Officer and the Chief Operating Officers (CODM group).

tw telecom inc. response:

Organizational Structure. Our CODM group consists of our Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”). The COO has responsibility for sales, marketing, information technology, engineering, corporate and field operations. The sales organization reports to the Senior Vice President of Sales (“SVP-Sales”), who reports to the COO. The operations organizations report into the Senior Vice President of Customer Operations (“SVP-CO”), who reports to the COO. The Company operates in 75 markets across the United States in eight geographical regions across two divisions. The Division Presidents (“DPs”) and Regional Vice Presidents (“RVPs”) are part of the sales organization. The RVPs report to the DPs who report to the SVP-Sales. The DPs and RVPs do not have responsibility for the entire operations of their assigned divisions or regions, only for sales. They are not considered part of the CODM group and they are not segment managers as defined by paragraph 14 of SFAS 131. The DPs and RVPs titles are customary in the telecommunications industry given the nature of their relationship with our customers. The regional structure was put in place as a means to group and manage the sales organization and each region is not a standalone business. All field technicians and other operations staff in the regions report not to the DPs and RVPs, but into the SVP-CO, who also has responsibility for our central operations through our two national network operations centers for ordering, provisioning and design, customer care, network monitoring and maintenance across all 75 markets. The SVP- Sales, SVP-CO, the DPs and RVPs do not participate in weekly executive sessions conducted by the CEO in which the strategic direction of the Company is determined, nor do they participate in monthly financial review sessions in which the CODM group is provided with monthly financial information as part of our financial review process. Furthermore, the DPs and RVPs have limited expenditure approval authority and do not have the authority to approve large capital spending projects.

Networks & Operations. The delivery of services to customers is interdependent across markets, and each of the 75 markets and eight regions do not operate on an independent basis. Each of these regions and markets offers the same products to similar types of customers over similar fiber networks that were built with the same network architecture utilizing the same technologies and

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equipment. Each market relies on centralized shared resources for ordering, provisioning and design, customer care, network monitoring and maintenance, engineering, and information technology and applications. We provide services to our customers that connect their multiple locations in and across our regions; therefore, our revenue and expenses cross market and regional boundaries. As a result, the Company is managed as one business. We do not believe that it would be useful for investors to view the financial results of the markets or regions separately. Furthermore, our one reportable segment is comparable to the single wireline segment reported by our competitors, many of which have a wireline and wireless segment, while we do not. Such single wireline segments of our competitors also operate across numerous markets and regions.

Significant Resources Allocated. Significant resources that are allocated consist of 1) capital expenditures, 2) certain shared networks and 3) headcount. Resources are not allocated based on regional results and metrics. Capital expenditures are allocated to the markets based on individual customer sales that meet a specified internal rate of return threshold for the incremental capital to build into new customer locations, investments to increase capacity in the networks and central offices containing switching and other network equipment based on demand and life cycle capital spending to replace older network components. Capital expenditures for market expansions to extend our network reach and other infrastructure to support local market opportunities are based on business case models for opportunities in a particular market, rather than on regional results and metrics. Certain network costs to operate our IP Backbone and Long Distance networks, which are shared networks to transport traffic for our data and internet and long distance services across all 75 markets are allocated based on the capacity utilized by each market. Additionally, investment in incremental sales and field-based headcount follows individual market opportunities, which is aligned with capital investment.

CODM Reports. The information provided to the CODM group consists of a monthly financial reporting package which is reviewed with the CODM in a monthly financial review meeting. The monthly financial reporting package consists of consolidated financial results and one page of regional key metrics. The information on this page does not constitute “discrete financial information” pursuant to SFAS 131 paragraph 10 because the regional financial metrics are not burdened with the significant costs of centralized and corporate operations, which represent nearly half of our total employee population and whose costs represent 15% of revenue. Also, costs associated with our IP Backbone, SS7 and long distance networks are shared resources and are allocated to the markets and regions. The regional information is presented to the CODM group as supplemental information to our financial results and it is not used to assess performance or to allocate resources but rather resources are allocated as detailed above in “Significant Resources Allocated.”

The Company is providing to the Staff, under separate cover on a supplemental and confidential basis subject to return under Rule 12b-4, an example of this monthly financial reporting package to the Staff. We confirm that the monthly financial reporting package we are providing to the Staff represents a complete set of the financial reports provided to the CODM group.

Aggregation. We have one reportable segment and accordingly, believe our segment disclosures are appropriate. However, even if each of our regions was considered to be a separate segment, we would also meet the criteria for aggregation as outlined in paragraph 17 of SFAS 131. Our regions have similar economic characteristics and exhibit similar long-term financial performance.

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Each market within the regions offers the same products to similar customers over fiber networks that were built with the same network architecture utilizing the same technologies and equipment. Each market is operationally dependent on our centralized national operations centers to order and provision service, design circuit and bandwidth applications, to engineer networks and to maintain and monitor the networks. Our product offerings provide multi-city applications to connect customers’ corporate offices to their data centers and branch locations which may be within or outside of the same market or region.

Differences in financial performance between regions are primarily a function of the maturity of the markets comprising each region. Our more mature markets have higher margins and generate greater cash flows than our less mature markets, some of which were acquired from other companies and have less dense fiber networks and fewer customers than the earlier markets that we constructed or acquired. The composition of market maturity in each region differs slightly depending on the geography of our acquired markets and the vintage (market entry dates) of our organic (constructed rather than acquired) markets. All regions have some mix of both acquired and organic markets. Over time, through expected capital investment in the less mature markets, the long-term financial performance of the less mature markets is expected to be similar to the more mature markets based on our historical experience.

Therefore, our eight regions, even if considered to be separate segments, would meet the criteria for aggregation into one single operating segment because aggregation is consistent with the objective and basic principles of SFAS 131 paragraph 17.

Definitive Proxy Statement Incorporated By Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 34

4. We have considered your response to comment nine from our letter dated May 28, 2009. If your compensation committee uses the surveys listed at the top of page 36 as a reference point on which to base, justify or provide a framework for a compensation decision, you must disclose the component companies in those surveys. If you are unable to identify the companies, disclose this fact and explain why.

tw telecom inc. response:

The Compensation Committee’s primary source of benchmarking information is the comparative compensation data that the compensation consultant assembles for the peer group of nine companies. We have disclosed the identity of these nine companies in the 2009 proxy statement. The Compensation Committee used the survey data that is referenced in the 2009 proxy statement only for supplemental information, to get a more complete picture of compensation trends in the larger compensation market and not for benchmarking. For your information, Mercer, the Compensation Committee’s compensation consultant, advised us that they have a list of all participant companies in the Watson Wyatt survey, but not a list of the companies whose aggregate data, was filtered by size and by industry. Only the filtered data was provided to the Compensation Committee during the 2008 compensation process.

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We also wish to clarify that the information we provided in our initial response to comment nine in our letter dated June 30, 2009 regarding survey data described how survey data was presented to our Compensation Committee for the 2008 compensation decisions. The survey data that the compensation consultant provided to the Compensation Committee in connection with its 2009 compensation decisions had no impact on the Committee’s decisions to award cash or equity compensation to the named executive officers or the amounts thereof. The Committee reviewed that data only for the purpose of understanding compensation trends in general and not for benchmarking or compensation decision purposes. The Compensation Committee’s only benchmarking in its 2009 decision-making process was to use data from a small group of peer companies that we intend to disclose as we have done previously. Therefore, we believe that our Compensation Committee’s use of survey data for the 2009 compensation decisions does not fall within the definition of benchmarking as set forth in Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations and we do not plan to disclose the component companies in the two surveys for which aggregated data was provided to the Compensation Committee because that information is not material information necessary to an understanding of our compensation policies and decisions regarding the named executive officers. In future filings with respect to compensation for years subsequent to 2009, if our Compensation Committee uses survey data for benchmarking purposes, we will disclose the component companies to the extent material within the meaning of Item 402(b) (2) (xiv) of Regulation S-K.

Short-Term Incentives, page 37

5. We note your response to comment eleven from our letter dated May 28, 2009 and your additional discussion of the factors the compensation committee considered in determining the amount of cash compensation awarded to Messrs. Peters and Blount and Ms. Herda. In future filings, please provide additional insight into how the compensation committee analyzed each named executive officer’s performance against the individual performance factors. While your discussion lists the performance factors and emphasizes that the compensation committee considered the factors on a qualitative basis, it does not explain how the compensation committee’s qualitative analysis resulted in the amounts paid. For example, although you state the compensation committee assessed 2008 company performance, you do not discuss what the compensation committee’s assessment was of the company’s performance. In general, it is not clear how the compensation committee’s analysis of the performance factors as a whole led to payouts in the range of 100-110% rather than a greater or lesser amount.

tw telecom inc. response:

As we disclosed in our proxy statement, the Compensation Committee does not use mathematical formulas but rather considers a combination of qualitative and quantitative factors in setting compensation of the named executive officers. Therefore, to some extent the process is subjective and defies a precise description.

In addition to evaluating each NEO’s performance against the factors that we disclosed, i.e., the individual’s impact on our results; their demonstration of strategic leadership and their leadership of people, the Compensation Committee considered (i) its assessment of our 2008 performance against high level objectives with respect to customer experience, cost reduction through

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improved scale and profitable growth, and (ii) the competitive position of the total cash compensation of the executives to comparable executives at peer companies. The general level of Annual Incentive Plan (“AIP”) payouts, being in the range of 100-110%, was a reflection of the Compensation Committee’s general assessment of our 2008 performance that we had somewhat outperformed our objectives. The Compensation Committee also gave weight to the economic backdrop and our ability to grow revenue and make progress on strategic initiatives in a more difficult environment than existed in the past several years, tempered by conservatism also driven by the economy.

The differences in payouts among the named executives reflected the Committee’s differing assessments of each individual’s performance on the three individual performance factors stated above as well as, in some cases, the competitive position of the individual’s total compensation and internal pay equity. The Compensation Committee’s decision to award Mr. Peters’ 110% payout was influenced both by its qualitative assessment of his individual performance, and the fact that Mr. Peters’ total cash compensation was below the peer companies for the comparable positions. Mr. Blount’s 110% payout was due to the Compensation Committee’s recognition of Mr. Blount’s key role in our 2008 results due to his broad span of control, the fact that his base salary was not increased and a desire to adjust total cash compensation to be more competitive. The fact that Ms. Herda’s base salary was not increased, in addition to the Compensation Committee’s qualitative assessment of her performance against the five performance factors2 described in our proxy statement, resulted in the Committee’s decision to award her a short term incentive of 108%. In these instances, the Committee preferred to make adjustments in the variable rather than fixed portion of total cash compensation to better align compensation with performance and maintain appropriately competitive compensation levels.

For 2008, similar to prior years, the Committee did not see significant variation in individual performances of the named executive officers, because the Committee views the whole group as high performing and the NEOs operate as a team to achieve the high level objectives, with numerous interdependencies between functional groups. Beyond the information we have already provided, we do not believe that we can provide additional insight into how the Compensation Committee analyzed each named executive officer’s performance against the individual performance factors without disclosing information regarding the individual performance reviews, which we do not believe is appropriate in public disclosure or material to investors.

In future filings, to the extent that this process can be further articulated, we will describe in material detail, similar to the explanation above, how the Compensation Committee and the CEO assessed each of the above listed individual and company performance factors and how that assessment as well as other relevant factors such as comparisons with peer companies, total cash compensation and other relevant factors resulted in a decision to award the particular payout amounts.

[2]

These factors are: our overall performance, strategic leadership, leadership of the executive team, ability to manage us in the current economic environment and effectiveness in communicating with external stakeholders.

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6. In light of the subjective, discretionary nature of determining awards under the Annual Incentive Plan, as further described in your response to comment 11 from our letter dated May 28, 2009, please provide your analysis of why it is appropriate to categorize all of the amounts awarded for 2008 as non-equity incentive compensation rather than bonuses. See Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations.

tw telecom inc. response:

The amounts awarded under the AIP, which we have reported as non-equity incentive plan compensation, do not solely fit into either category—non-equity incentive plan compensation or cash bonus. Based on our interpretation of Question 119.02 we believe that the AIP is “intended to serve as incentive for performance to occur over a specified period” and we interpreted “any other performance measure” as used in the definition of incentive plan (Regulation S-K Item 402(a)(6)) as including subjectively evaluated performance criteria. We also believe that the AIP more closely resembled a non-equity incentive plan than a cash bonus because a target amount and maximum payment amount has been established for each position. We do not feel that categorizing the payments as non-equity incentive plan compensation is misleading because we clearly disclose the qualitative and discretionary nature of the payments and the target and maximum amounts of such potential payments. We also note that the Compensation Committee did not exercise discretion to award any amounts in excess of the maximum target opportunities previously established for the NEOs, and although the Company performance criteria that impacted the general level of the AIP payouts were primarily qualitative (i.e., whether the Company had achieved the high level objective described in our response to comment five), the Committee did not view its AIP awards for 2008 as over and above the amounts earned by meeting the performance criteria.

7. We note your response to comment twelve from our letter dated May 28, 2009. We also note that the restricted stock units reflected in your Outstanding Equity Awards table on page 44 vested in January 2009 based on the company’s compounded revenue growth and Modified EBITDA margin for the two year period ended December 31, 2008. In your 2009 executive compensation disclosure, please disclose the named executive officers’ respective performance targets and threshold levels for each performance goal so that investors can understand how your board of directors determined that the performance-based RSUs granted in 2007 should vest at 93%. See Item 402(b)(v), (vi) and (vii) of Regulation S-K.

tw telecom inc. response:

The performance targets for vesting of the RSUs for all of the named executives were the same. In our Compensation Discussion and Analysis regarding 2009 compensation, we will disclose the performance targets upon which the vesting of the performance-based RSUs vesting in 2009 were based and the achievement that resulted in 93% vesting so that investors can understand the Board’s determination that the RSUs should vest at 93%.

************

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As requested by the Staff, we acknowledge that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact either Jill Stuart, Senior Vice President Accounting and Finance and Chief Accounting Officer at (303) 566-1269 or Tina Davis, Senior Vice President and Deputy General Counsel at (303) 566-1279.

Sincerely,

/s/ Mark A. Peters
Mark A. Peters
Executive Vice President and Chief Financial Officer

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Attachment I

Example of Critical Accounting Estimates Disclosure with Respect to Goodwill to be included in Management’s Discussion and Analysis in Future Annual Filings

We perform impairment tests at least annually on all goodwill and indefinite-lived intangible assets as required by Financial Accounting Standards Board (“FASB”) Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires goodwill to be assigned to a reporting unit and tested using a consistent measurement date, which for us is the fourth quarter of each year or more frequently if impairment indicators arise. For purposes of testing goodwill for impairment, our goodwill has been assigned to our one consolidated reporting unit.

Goodwill is reviewed for impairment utilizing a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if a potential impairment exists, the fair value of the reporting unit is compared to the fair value of its assets and liabilities, excluding goodwill, to estimate the implied value of the reporting unit’s goodwill. If an impairment charge is deemed necessary, a charge is recognized for any excess of the book value over the implied fair value.

Under SFAS 142, considerable management judgment is necessary to estimate the fair value of our reporting unit and goodwill. While we are publicly traded on the NASDAQ stock exchange, we relied primarily on an income-based approach (discounted cash flows) to determine fair value. With respect to our discounted cash flow analysis, the timing and amount of future cash flows under our most recent business plan requires estimates, among other items, of expected future revenue growth rates, Modified EBITDA contributions, expected capital expenditures and required inputs such as discount rate and terminal value. Our growth rate assumptions for this purpose are based on historical results, industry trends and expected regulatory actions, technology changes, changes in our underlying cost structure, marketplace and economic factors, among other items, as well as the recent trends in declining revenue growth rates. The discount rate used in determining fair values of our reporting unit for purposes of our 2008 assessment was our weighted average cost of capital, or 10.5%, which considered a market risk premium.

The determination of fair value requires significant estimates and assumptions which are subject to inherent uncertainties and actual results could vary from estimates. Our methodology for our 2008 assessment was consistent with the methodology used in prior years. Our 2008 assessment resulted in the determination that the carrying value of our reporting unit does not exceed its fair value.

To assess the sensitivity of the discount rate applied in our discounted cash flow analysis, a hypothetical two percentage point increase in our weighted average cost of capital and resultant reduction in our fair value calculation would not have resulted in an impairment under our 2008 assessment. To assess the sensitivity of our future cash flow estimates used to derive the reporting units fair value for our 2008 assessment, we applied a hypothetical reduction of 20% to the estimated fair value of our reporting unit compared to the carrying value, and the consequential test would not have resulted in an impairment under our 2008 assessment. We are not aware of any reasonable changes in our assumptions that would result in an impairment.

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